Filed pursuant to Rule 433
December 18, 2007
Relating to Preliminary Pricing Supplement No. 426 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. PRINCIPAL PROTECTED NOTES
Pricing Sheet – December 18, 2007

180% PARTICIPATION, PRINCIPAL PROTECTED SECURITIES LINKED TO THE PERFORMANCE OF A BASKET
COMPRISED OF SINGAPORE DOLLARS, HONG KONG DOLLARS AND JAPANESE YEN RELATIVE TO THE U.S. DOLLAR
DUE DECEMBER 21, 2009

OFFERING PERIOD: DECEMBER 18, 2007 – DECEMBER 21, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offering:
Principal Protected Securities due December 21, 2009 linked to the performance of a basket comprised of Singapore Dollars, Hong Kong Dollars and Japanese Yen relative to the U.S. Dollar (the “Securities”).

Underlying Basket:
A basket consisting of Singapore Dollars, Hong Kong Dollars and Japanese Yen. We refer to the currencies comprising the Underlying Basket as the "Basket Currencies" and to each such currency as a “Basket Currency.”

Coupon:	None. The Securities do not pay interest.
Denomination/Principal:	$1,000 and integral multiples thereof
Issue Size:	USD 2,000,000
Issue Price:	100%
Payment at Maturity:	At maturity, you will receive for each $1,000 principal amount of Securities a cash payment equal to the sum of $1,000 plus the Supplemental Redemption Amount, if any.
Supplemental Redemption Amount:	For each $1,000 principal amount of Securities the greater of (i) zero and (ii) a cash amount equal to (a) the Currency Participation Rate times (b) the Basket Return times (c) $1,000.00.
Currency Participation Rate:	1.8 (or 180%)
Basket Return:	The basket return for each $1,000 principal amount of Securities will be the arithmetic average of the Currency Return for each of the Basket Currencies calculated as follows:
CR 1 + CR 2 + CR 3
3
where:
CR1 = the Currency Return on Singapore Dollars
CR2 = the Currency Return on Hong Kong Dollars
CR3 = the Currency Return on Japanese Yen
Currency Return:	For each Basket Currency the percentage change in the exchange rate of such Basket Currency, calculated as:
Initial Exchange Rate - Final Exchange Rate
Final Exchange Rate
Initial Exchange Rate:	1.4509 Singapore Dollars per U.S. Dollar 7.7984 Hong Kong Dollars per U.S. Dollar 113.36 Japanese Yen per U.S. Dollar

For each Basket Currency, the spot exchange rate of such Basket Currency at 10:00 a.m. New York City Time on the pricing date determined by reference to Reuters page 1FEE, expressed as the number of Basket Currency units per U.S. Dollar.

Final Exchange Rate:	For each Basket Currency, the spot exchange rate of such Basket Currency at 10:00 a.m. New York City Time on the determination date determined by reference to Reuters page 1FEE, expressed as the number of Basket Currency units per U.S. Dollar. Subject to certain adjustments as described in the related pricing supplement.
Indicative Secondary Pricing:	• Internet at: www.us.abnamromarkets.com • Bloomberg at: PIPN <GO>
CUSIP:	00078U3K4 ISIN: US00078U3K40
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	December 14, 2007
Settlement Date:	December 21, 2007
Determination Date:	December 16, 2009, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	December 21, 2009 (Two Years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at  <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=getcompany>.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities have a maturity of two years. The payment at maturity on the Securities is based on the increase, if any, in the value of the basket currencies relative to the U.S. dollar, as reflected in the basket return as measured on the determination date, as described below. Unlike ordinary debt securities, the Securities do not pay interest.

  If the U.S. dollar strengthens against the basket currencies over the term of the Securities you will be entitled to receive only the principal amount of $1,000 per Security. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

What will I receive at maturity of the Securities?

Subject to the credit of ABN AMRO Bank, N.V. as theissuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, at maturity you will receive, for each $1,000 principal amount of Securities, a cash payment equal to the sum of $1,000 plus the supplemental redemption amount, if any. Depending on the performance of the underlying basket the supplemental redemption amount could be zero.

How are the supplemental redemption amount, currency participation rate, currency return and basket return calculated?

 The supplemental redemption amount is the greater of (i) zero and (ii) a cash amount equal to (a) the currency participation rate times (b) the basket return times (c) $1,000.

The currency participation rate is 1.8 (or 180%).

The basket return is calculated as the arithmetic average of the sum of the currency return of each of the three basket currencies comprising the Underlying Basket, as follows:

CR 1 + CR 2 + CR 3 3 where:

CR1 = the currency return on Singapore Dollars

CR2 = the currency return on Hong Kong Dollars

CR3 = the currency return on Japanese Yen

The currency return on a basket currency is the percentage change in the exchange rate of such basket currency (expressed as the number of currency units per U.S. Dollar), over the term of the Securities, calculated as:

   Initial Exchange Rate – Final Exchange Rate
Final Exchange Rate

 Accordingly, if the underlying basket strengthens relative to the U.S. dollar your return on the Securities will increase.

 Conversely, if the U.S. dollar strengthens relative to the underlying basket you will be entitled to receive only the principal amount of $1,000 per Security.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as theissuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities.  However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the basket return?

Example 1: If, for example, on the determination date the currency return on Singapore Dollars was 10% (CR1 = .10), the currency return on Hong Kong Dollars was 18% (CR2 = .18), and the currency return on Japanese Yen was -5% (CR3 = -.05) and the hypothetical participation rate was 180% then the basket return would be calculated as follows:

(.10) + (.18) + (-.05) = .0767 3

In this hypothetical example, the basket return is 7.67%.  Therefore, the supplemental redemption amount will be calculated as:

 1.80 x .0767 x $1,000.00 = $138.06

As a result, you would receive at maturity the principal amount of $1,000 plus $138.06, for a total payment of $1,138.06 per Security. In this case, the basket return was 7.67% but you would have received a return on your initial principal investment of 13.81% over the term of the Securities because you benefit from a percentage of the basket return equal to the currency participation rate (180% in this hypothetical example).

Example 2: If, for example, on the determination date the currency return on Singapore Dollars was -10% (CR1 = -.10), the currency return on Hong Kong Dollars was -15% (CR2 = -.15), and the currency return on Japanese Yen was 3% (CR3 = .03) and the hypothetical participation rate was 180% then the basket return would be calculated as follows:

(-.10) + (-.15) + (.03) = -.0734 3

In this hypothetical example, the basket return is -7.34%. Therefore, the supplemental redemption amount will be calculated as:

1.80 x -.0734 x $1,000.00 = -$132.12

The supplemental redemption amount is the greater of (i) zero and (ii) a cash amount equal to the currency participation rate times the basket return times $1,000.  Here zero is greater than -$132.12 so the supplemental redemption amount would be zero.

As a result, you would receive at maturity only the principal amount of $1,000 per Security.

In this case, the basket return was -7.34% and you would not have received any return on your initial principal investment. In such a case you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

These examples are for illustrative purposes only.  It is not possible to predict the exchange rates of the basket currencies on the determination date.

What if I have more questions?

 You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.  Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest.  The rate of return, if any, will depend on the performance of the Basket Currencies comprising the Underlying Basket relative to the U.S. Dollar. Fluctuations in the exchange rates between the U.S. dollar and the Basket Currencies will affect the value of the Securities.  The exchange rates between the U.S. dollar and the Basket Currencies are the result of the supply of, and the demand for, those currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Singapore, Hong Kong, Japan and the United States, including economic and political developments in other countries. The exchange rates are also affected by existing and expected rates of inflation, existing and expected interest rate levels, balance of payments, and the extent of government surpluses or deficits in Singapore, Hong Kong, Japan and the United States.

If the Underlying Basket strengthens relative to the U.S. dollar your return on the Securities will increase.  Conversely, if the U.S. dollar strengthens relative to the Underlying Basket you will be entitled to receive only the principal amount of $1,000 per Security.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity.  Such factors include, but are not limited to, time to maturity, the exchange rates of the Basket Currencies relative to the U.S. dollar, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity.  In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related Pricing Supplement and the Section entitled "United States Federal Income Taxation" (in particular the sub-section entitled "United States Federal Income Taxation – Contingent Payment Debt Instruments") in the accompanying Prospectus Supplement.  Additionally, you are urged to consult your tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and your particular situation.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. You should seek your own advice based on your particular circumstances from an independent tax advisor.